

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

June 18, 2009

Mr. Effi Baruch
Interim Chief Executive Officer and President
deltathree, Inc.
419 Lafayette Street, Second Floor
New York, NY 10003

      Re: deltathree, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed June 10, 2009
          File No. 000-28063

Dear Mr. Baruch:

      We have completed our review of your preliminary proxy statement and have no further comments at this time.

               Sincerely,

               Celeste Murphy
               Legal Branch Chief